FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

3 May 2016

HSBC Holdings plc - Earnings Release
HSBC Holdings plc ('HSBC') will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 08.15am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Table of contents

Highlights	4
Group Chief Executive's comments	5
Adjusted performance	6
Financial performance commentary	8
Cautionary statement regarding forward-looking statements	13
Summary consolidated income statement	14
Summary consolidated balance sheet	15
Capital	16
Risk-weighted assets	17
Leverage	18
Profit/(loss) before tax by global business and geographical region	19

Summary information - global businesses	20
Summary information - geographical regions	25
Appendix - selected information	30
Reconciliation of reported results to adjusted performance	30
Gross loans and advances by industry sector and by geographical region	36

Capital	37
Risk-weighted assets	38
First interim dividend	40
Dividend on Series A dollar preference shares	40

Terms and Abbreviations

1Q16	First quarter of 2016
1Q15	First quarter of 2015
4Q15	Fourth quarter of 2015
BoCom	Bank of Communications Co., Limited, one of China's largest banks
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Costs-to-achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update of June 2015
CRD IV	Capital Requirements Directive IV
CRS	Card and Retail Services
DVA	Debit valuation adjustment
EBA	European Banking Authority
FCA	Financial Conduct Authority (UK)
FTEs	Full-time equivalent staff
FX	Foreign Exchange
GB&M	Global Banking and Markets, a global business
GPB	Global Private Banking, a global business
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
IRB	Internal ratings-based
Jaws	The difference between the rate of growth of revenue and the rate of growth of costs
Legacy Credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading and credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
NCOA	Non-credit obligation assets
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
PRA	Prudential Regulation Authority (UK)
Principal RBWM	RBWM excluding the effects of the US run-off portfolio
Revenue	Net operating income before LICs
RBWM	Retail Banking and Wealth Management, a global business
RoRWA	Pre-tax Return on RWAs is calculated using an average of RWAs at quarter-ends
RWAs	Risk-weighted assets
SME	Small and medium-sized enterprise
STD	Standardised approach
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of $2,596bn at 31 March 2016, HSBC is one of the world's largest banking and financial services organisations.

Highlights
1Q16 compared with 1Q15
• Reported PBT of $6,106m in 1Q16, down by $953m or 14%, a resilient performance despite challenging market conditions.
• Adjusted PBT of $5,434m in 1Q16, down by $1,162m or 18%.
•   Adjusted revenue of $13,914m, down by $543m or 4% in challenging market conditions. This was mainly in GB&M (FX, Equities and Credit) and RBWM (life insurance manufacturing), partly offset by continued momentum in CMB.

• Adjusted LICs of $1,161m, up by $692m from higher specific charges across a number of countries.
•   Adjusted operating expenses down $76m or 1% at $7,874m. Excluding the UK bank levy, operating expenses were broadly unchanged reflecting tight cost control and the continued impact of cost saving plans.

1Q16 compared with 4Q15
• Reported PBT up by $6,964m and adjusted PBT up by $3,577m. Operating expenses excluding the bank levy down by $236m and significantly lower LICs, down by $450m.

Dividends and capital
• Earnings per share in respect of 1Q16 were $0.20 compared with $0.26 for the equivalent period in 2015.
• Dividends per ordinary share in respect of 1Q16 were $0.10 compared with $0.10 for the equivalent period in 2015.
• CET1 ratio remained strong at 11.9%.
• Leverage ratio remained strong at 5.0%.
• Issued TLAC securities of $10.5bn, the largest fund-raising by a bank since 2008.

	Quarter ended 31 March
	2016	2015	Change
	$m	$m	%
Financial highlights and key ratios
Reported PBT	6,106	7,059	(14)
Adjusted PBT	5,434	6,596	(18)
Return on average ordinary shareholders' equity (annualised)	9.0%	11.5%
Adjusted jaws	(2.8)%

	At
	31 Mar	31 Dec
	2016	2015
	%	%
Capital and balance sheet
Common equity tier 1 ratio1	11.9	11.9
Leverage ratio	5.0	5.0

	$m	$m
Loans and advances to customers	920,139	924,454
Customer accounts	1,315,058	1,289,586
Risk-weighted assets	1,115,172	1,102,995

1   From 1 January 2015 the transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.

Group Chief Executive Stuart Gulliver commented:
Business performance
Our first quarter performance was resilient in tough market conditions that affected the entire banking sector. Profits were down against a very strong first quarter of 2015, but we increased market share in many of the product areas that are critical to our strategy.
Market uncertainty led to extreme levels of volatility in January and February, which affected our ability to generate revenue in our Markets and Wealth Management businesses. However, our diversified, universal-banking business model helped to cushion the impact through growth in other parts of the bank. Commercial Banking continued its momentum in spite of the slow-down in global trade, and we increased market share across our strategic trade corridors. We also grew revenue elsewhere in Retail Banking and Wealth Management, particularly from current and savings accounts in Hong Kong and the UK, and personal lending in Asia and Mexico.
A combination of tight cost management and the increasing impact of our cost-saving programmes reduced operating expenses relative to the fourth quarter of 2015.
Credit quality remains robust. As anticipated at our Annual Results in February, there were additional loan impairment charges in the quarter related to the oil and gas, and metals and mining sectors.
Strategy execution
Our targeted initiatives removed another $15bn of risk-weighted assets in the first quarter. Risk-weighted assets increased overall due to an increase in corporate lending. Higher market volatility and some corporate credit downgrades also increased risk-weighted assets. We remain on track to hit our risk-weighted asset reduction target.
All of our cost-reduction programmes are now under way and we have a good grip on operating expenses. We are confident of hitting our cost target by the end of 2017.
The technical body of the Brazilian Competition Agency has now recommended to its Board that the sale of our Brazil business be approved. We await a final decision from the Competition Agency. This is the final regulatory approval required prior to the completion of the transaction.
Our Asia businesses continue to gain momentum. We made important market share gains in debt capital markets, China M&A and syndicated lending in the first quarter, and had strong business wins on the back of our investment in Asia. We also extended our leadership in services related to renminbi internationalisation.
We maintain sharp focus on implementing the strategic actions from our Investor Update last June.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. 'Significant items' are excluded from adjusted performance because management and investors would ordinarily identify and consider them separately in order to better understand the underlying trends in a business.
These items, which are detailed in the reconciliation of reported and adjusted profit before tax tables on page 7 and within the appendix, include:
•   fines, penalties, customer redress and associated provisions, together with settlements and provisions relating to legal matters when their size or historical nature mean they warrant separate consideration;

• costs incurred to achieve the productivity and cost reduction targets outlined in the Investor Update of June 2015; and
• credit spread movements on our long-term debt designated at fair value.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
• the income statements for prior periods at the average rates of exchange for 1Q16; and
• the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2016.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Reconciliation of reported to adjusted PBT
	Quarter ended 31 March
	2016	2015
	$m	$m
Revenue
Reported	14,976	15,892
Currency translation		(949)
Significant items	(1,062)	(486)
- disposal costs of Brazilian operations	14	-
- DVA on derivative contracts	(158)	(98)
- fair value movements on non-qualifying hedges	233	285
- gain on the partial sale of shareholding in Industrial Bank	-	(363)
- own credit spread	(1,151)	(298)
- releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	-	(12)

Adjusted	13,914	14,457

LICs
Reported	(1,161)	(570)
Currency translation		101

Adjusted	(1,161)	(469)

Operating expenses
Reported	(8,264)	(8,845)
Currency translation		576
Significant items	390	319
- costs-to-achieve1	341	-
- costs to establish UK ring-fenced bank2	31	-
- disposal costs of Brazilian operations	17	-
- regulatory provisions in GPB	1	139
- restructuring and other related costs	-	43
- UK customer redress programmes	-	137

Adjusted	(7,874)	(7,950)

Share of profit in associates and joint ventures
Reported	555	582
Currency translation		(24)

Adjusted	555	558

Profit before tax
Reported	6,106	7,059
Currency translation		(296)
Significant items	(672)	(167)
- revenue	(1,062)	(486)
- operating expenses	390	319

Adjusted	5,434	6,596

1 Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update of June 2015.
2 From 1 July 2015, costs to establish the UK ring-fenced bank have been classified as a significant item.

Adjusted PBT by global businesses and geographical regions

	Quarter ended 31 March
	2016	2015
	$m	$m
By global business
Retail Banking and Wealth Management	1,359	1,844
Commercial Banking	2,076	2,232
Global Banking and Markets	2,000	2,787
Global Private Banking	112	181
Other	(113)	(448)

	5,434	6,596

By geographical region
Europe	1,033	1,690
Asia	3,464	3,838
Middle East and North Africa	513	450
North America	361	454
Latin America	63	164

	5,434	6,596
The tables on pages 30 to 35 reconcile reported to adjusted results for each of our geographical regions and global businesses.

Financial performance commentary
1Q16 compared with 1Q15 - Reported results
Reported PBT of $6.1bn in 1Q16 was $1.0bn or 14% lower than in 1Q15. This was despite favourable fair value movements on our own debt designated at fair value, which  more than offset the adverse effect of foreign currency movements.
Excluding the effects of significant items and currency translation, profit before tax was down by $1.2bn or 18% from 1Q15. We describe the drivers of our adjusted performance below.
Reported revenue of $15.0bn in 1Q16 was $0.9bn or 6% lower than in 1Q15 as the overall favourable movement in significant items of $0.6bn was more than offset by the adverse effect of currency translation between the periods of $0.9bn. Significant items included:

• higher favourable fair value movements on our own debt designated at fair value from changes in credit spreads of $1.2bn in 1Q16, compared with $0.3bn in 1Q15; partly offset by
• a $0.4bn gain on the partial sale of our shareholding in Industrial Bank Co. Ltd in 1Q15.

Reported LICs of $1.2bn were $0.6bn higher than in 1Q15, reflecting increases across GB&M, CMB and RBWM, partly offset by the favourable effect of currency translation between the periods.
Reported operating expenses of $8.3bn were $0.6bn or 7% lower than in 1Q15. This reduction in reported expenses was largely driven by the favourable effects of currency translation of $0.6bn between the periods. Significant items increased by $0.1bn and included one-off transformation costs to deliver cost reductions and productivity outcomes ('costs-to-achieve') of $0.3bn in 1Q16.
Reported income from associates of $0.6bn was broadly unchanged.

1Q16 compared with 1Q15 - Adjusted results

On an adjusted basis, PBT of $5.4bn was $1.2bn or 18% lower than in 1Q15. This was primarily driven by lower revenue and higher LICs, whilst our operating expenses were broadly unchanged.

Movement in adjusted revenue compared with 1Q15 $m
	1Q16	1Q15	Var	%
Principal RBWM	5,071	5,341	(270)	(5)
RBWM run-off portfolio	237	302	(65)	(20)
CMB	3,623	3,556	67	2
Client facing GB&M and BSM	4,354	4,812	(458)	(10)
Legacy credit	(39)	71	(110)	(>100)
GPB	487	574	(87)	(15)
Other1	180	(199)	379	>100
			-
Total	13,914	14,457	(543)	(4)

1 Other includes Intersegment

Adjusted revenue of $13.9bn was $0.5bn or 4% lower, notably:
•   in GB&M, total revenue was $0.6bn or 12% lower than in 1Q15, driven partly by a decrease in our client facing business (down $0.3bn or 7%). This was driven by Markets, notably in FX, Equities and Credit, due to market volatility which led to reduced client activity, particularly in the first two months of the year, with a partial recovery in March.     Revenue increased in Rates due to favourable movements on credit spreads within structured liabilities. In addition, there was a $0.2bn fall in revenue in Balance Sheet Management, in part due to lower gains on disposal of available-for-sale debt securities. In Legacy Credit, revenue was $0.1bn lower, due to higher revaluation losses in 1Q16;

•   in RBWM, revenue decreased by $0.3bn or 6%, mainly in our Principal RBWM business, driven by lower revenue in life insurance manufacturing in both Europe and Asia due to adverse market updates as a result of stock market movements, and lower investment distribution revenue in Asia due to lower equity turnover. By contrast, current account     and savings revenue increased reflecting growth in customer deposits in Hong Kong and the UK. In addition, there was growth in personal lending revenue, notably in Latin America and Asia, from increased balances, partly offset by spread compression. In our US run-off portfolio, revenue decreased by $0.1bn reflecting lower average lending     balances and the impact of portfolio sales; and

•   in GPB, revenue fell by $0.1bn or 15% driven by lower brokerage and trading activity in both Europe and Asia reflecting adverse market sentiment in unfavourable market conditions. However, in 1Q16 we continued to grow the parts of the business that fit our desired model, attracting net new money of $4bn, notably in the UK, partly offset by net     outflows in Hong Kong.

These factors were partially offset:
•   in CMB, where revenue rose by $0.1bn or 2% driven by higher average balances in Payments and Cash Management, notably in Hong Kong and the UK, and in Credit and Lending, primarily in the UK from continued loan growth. This was partly offset by lower revenue in Global Trade and Receivables Finance, notably in Asia, reflecting     lower commodity prices and reduced demand; and

•   in Other (as described on page 24) where revenue grew by $0.4bn, primarily reflecting the fair value measurement and presentation of long-term debt issued by HSBC Holdings and related hedging instruments. This included higher favourable fair value movements relating to the economic hedging of interest and exchange rate risk on our long-term     debt by long-term derivatives. In addition, there were lower adverse movements arising from intra-group adjustments in Other which were fully or partly offset within the global businesses.

LIC's trend 1Q15 to 1Q16 $m
Click on the attached PDF to view chart

http://www.rns-pdf.londonstockexchange.com/rns/9446W_2-2016-5-2.pdf
Personal	Wholesale	Other credit risk provisions

Adjusted LICs of $1.2bn were $0.7bn higher, reflecting increases in our GB&M, CMB and RBWM businesses:
•   in GB&M (up $0.3bn), we incurred individually assessed charges, notably in the oil and gas, and metals and mining sectors in 1Q16, compared with net releases in 1Q15. In addition, 1Q16 included impairments on available-for-sale debt securities, compared with a net release in 1Q15;

•   in CMB (up $0.2bn), our individually assessed charges increased in a small number of countries, notably in Brazil where economic conditions have deteriorated, as well as in Canada and Spain, mainly in the energy sector. In addition, there was an increase in collectively assessed charges in the UK; and

•   in RBWM (up $0.2bn), notably in Brazil and the UAE, due to a rise in delinquency rates following the deterioration of economic conditions. This also included an adjustment of $0.1bn in our US run-off portfolio.

Operating expenses trend 1Q15 to 1Q16 $m
Click on the attached PDF to view chart
http://www.rns-pdf.londonstockexchange.com/rns/9446W_2-2016-5-2.pdf

Operating expenses trend	Bank levy

Adjusted operating expenses of $7.9bn were $0.1bn lower than in 1Q15. This reflected an increased credit relating to the prior year bank levy charge. Excluding this, costs were broadly unchanged.
Run-the-bank costs of $7.2bn were broadly unchanged compared with  1Q15, despite inflationary pressures and continued investment for growth, notably in our branch network in Asia. This reflected lower performance-related costs in GB&M in Asia, Europe and the US, as well as the effect of our cost saving initiatives. These included simplified organisation structure and process optimisation within our lending, on-boarding and servicing platforms in CMB, and savings from our branch optimisation programme in RBWM.
Change-the-bank costs in 1Q16 were $0.8bn, broadly in line with 1Q15.
Included within the above, our total expenditure on regulatory programmes and compliance, comprising both run-the-bank and change-the-bank elements, was $0.7bn, up by $0.1bn or 19% from 1Q15. This reflected the continued implementation of our Global Standards programme to enhance our financial crime risk controls and capabilities, and meet our external commitments.
Excluding investment in regulatory programmes and compliance, and the UK bank levy credit, adjusted operating expenses declined by 2% compared with 1Q15.
The number of employees expressed in FTEs at 31 March 2016 was 254,212, a decrease of 991 from 31 December 2015. This was driven by reductions across global businesses and global functions, offset by investment in compliance of 536 FTEs and costs-to-achieve FTEs of 1,357.
Adjusted income from associates of $0.6bn was broadly unchanged.
The effective tax rate for 1Q16 of 25.7% was higher than the 19.4% in 1Q15, principally due to the 8% surcharge on UK banking profits.
The Board announces a first interim dividend for 2016 of $0.10 per ordinary share, further details of which are set out at the end of this release.

1Q16 compared with 4Q15 - Reported results

Reported PBT of $6.1bn was $7.0bn higher than in 4Q15. This was mainly due to a net favourable movement in significant items. This reflected:
• favourable fair value movements on our own debt designated at fair value of $1.2bn compared with adverse movements of $0.8bn in 4Q15; and
• lower costs to achieve, fines, settlements and UK customer redress (together lower by $1.1bn).
In addition in 4Q15, we recognised a UK bank levy charge of $1.5bn compared with a credit of $106m in 1Q16 relating to the previous year's charge.

1Q16 compared with 4Q15 - Adjusted results

On an adjusted basis, PBT of $5.4bn was $3.6bn higher than in 4Q15, reflecting higher revenue and lower operating expenses and LICs.

Adjusted revenue of $13.9bn increased by $1.3bn or 10%, mainly due to higher revenue in GB&M of $0.8bn and Other of $0.4bn, partly offset by a decrease in RBWM of $0.3bn:

•   despite the market volatility which led to reduced client activity particularly in the first two months of the year, revenue in GB&M increased. In Markets, revenue rose by $0.7bn, notably in Equities, Rates and Foreign Exchange, in part reflecting better client flows, notably from an improvement in the challenging market conditions seen in 4Q15;

• in Other, revenue rose, notably from favourable fair value movements of $248m relating to the hedging of our long-term debt, compared with adverse movements of $129m in 4Q15; however
•   in RBWM, revenue fell. In Principal RBWM, revenue fell by $0.3bn, notably driven by lower revenue in life insurance manufacturing in both Europe and Asia due to adverse market updates as a result of stock market movements. This was partly offset by an increase in current account and savings revenue, reflecting increased customer deposits in     Hong Kong and the UK. In our US run-off portfolio, revenue fell by $0.1bn as we continued to reduce the size of the balances in our US CML portfolio.

Adjusted LICs of $1.2bn were $0.5bn or 28% lower. The fall was mainly in CMB (down $0.6bn) as 4Q15 included an increase in specific LICs in a small number of countries, largely reflecting local factors and collective LICs related to oil and gas.
Adjusted operating expenses of $7.9bn were $1.8bn lower, primarily due to the UK bank levy charge of $1.5bn recorded in 4Q15. Excluding this charge adjusted operating expenses declined by $0.2bn or 3%, partly reflecting the impact of our cost saving programmes.

Balance sheet commentary compared with 31 December 2015

Total assets grew by $186.0bn driven by increases in derivative and trading assets. Total customer lending  fell by $4.3bn, including the transfer of balances to 'Assets held for sale' in North America. Lending also fell in Asia from weakening demand in trade finance products. By contrast lending continued to rise in the UK in our CMB and GB&M businesses.

Customer accounts grew in RBWM and in our Payments and Cash Management business in GB&M.
Reported loans and advances to customers decreased by $4.3bn during 1Q16 and included the following items:

• favourable currency translation movements of $1.3bn; and
• a $3.0bn increase in corporate overdraft balances in Europe that did not meet the criteria for netting, with a corresponding rise in customer accounts.

Excluding these factors, customer lending fell by $8.6bn partly reflecting our strategic focus on reducing legacy portfolios. In North America this included a $4.9bn transfer to 'Assets held for sale' of US first lien mortgage balances in RBWM, together with a transfer of commercial loans in GB&M of $1.1bn.  Balances also decreased in Asia by $10.5bn, largely driven by trade lending in CMB, reflecting the effect of commodity prices and weakening demand. Lending in GB&M also fell reflecting weaker demand and repayments.
By contrast, lending balances grew in Europe by $7.0bn from increased term lending in CMB and in GB&M, in Capital Financing. In addition, residential mortgage balances also increased mainly in the UK.
Reported customer accounts increased by $25.5bn during 1Q16 and included the following items:

• adverse currency translation of $0.2bn; and
• a $3.0bn increase in corporate current account balances, in line with the increase in corporate overdrafts.

Excluding these factors, customer accounts grew by $22.3bn with increases in Europe and Asia. Both regions recorded growth in GB&M, reflecting higher Payments and Cash Management balances, and in RBWM, primarily in Hong Kong and the UK.
Other significant balance sheet movements in the quarter included an increase in derivative assets and liabilities, notably in Europe, reflecting shifts in major yield curves. Trading assets and liabilities also increased, driven by higher settlement accounts with the former also affected by an increase in holdings of debt securities and a fall in the holdings of equity securities.

Net interest margin

Net interest margin decreased since 1Q15 and fell marginally since 4Q15. This was primarily due to the adverse effects of currency translation. Excluding this, net interest margin was broadly unchanged. Gross yields on customer lending remained under pressure, notably in mortgages and term lending in the UK, as well as from the continued run-off and sales in the US CML portfolio. However, the effects of this were largely offset by: a reduction in the cost of customer accounts in Asia, primarily from a portfolio shift towards current accounts from higher-cost savings accounts; and lower central bank rates in mainland China, Australia and India. In Latin America, we benefited from the effects of central bank rate rises

Notes

•    Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2015 and the quarter ended 31 March 2016. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2016 and the corresponding balances at 31 December 2015.

•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 347 to 358 of the

Annual Report and Accounts 2015
.
•    The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars,       sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend. Details of the first interim dividend for 2016 and the series A dollar preference share dividend are set out at the end of this       release.

Cautionary statement regarding forward-looking statements
The Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•    changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and      downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions;      and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•    changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets      worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers,      corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation      in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in      turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•    factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques      to prepare for events that cannot be captured by the statistical models we use; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreement with US authorities.

For further information contact:
Investor Relations	Media Relations
UK	UK - Morgan Bone
Tel: +44 (0) 20 7991 3643	Tel: +44 (0) 20 7991 1898
Hong Kong	Hong Kong - Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

Summary consolidated income statement
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Net interest income	7,913	8,059	8,028	8,170	8,274
Net fee income	3,197	3,471	3,509	4,041	3,684
Net trading income	2,836	1,408	2,742	1,990	2,583

Changes in fair value of long-term debt issued and related derivatives	690	(1,084)	623	1,034	290
Net income/(expense) from other financial instruments designated at fair value	5	834	(1,507)	36	1,306

Net income/(expense) from financial instruments designated at fair value	695	(250)	(884)	1,070	1,596
Gains less losses from financial investments	192	20	174	1,227	647
Dividend income	28	27	28	51	17
Net earned insurance premiums	2,915	2,255	2,493	2,628	2,979
Other operating income/(expense)	172	(52)	271	498	338

Total operating income	17,948	14,938	16,361	19,675	20,118

Net insurance claims and benefits paid and movement in liabilities to policyholders	(2,972)	(3,166)	(1,276)	(2,624)	(4,226)

Net operating income before loan impairment charges and other credit risk provisions	14,976	11,772	15,085	17,051	15,892
Loan impairment charges and other credit risk provisions	(1,161)	(1,644)	(638)	(869)	(570)

Net operating income	13,815	10,128	14,447	16,182	15,322
Total operating expenses	(8,264)	(11,542)	(9,039)	(10,342)	(8,845)

Operating profit/(loss)	5,551	(1,414)	5,408	5,840	6,477
Share of profit in associates and joint ventures	555	556	689	729	582

Profit/(loss) before tax	6,106	(858)	6,097	6,569	7,059
Tax expense	(1,571)	(230)	(634)	(1,540)	(1,367)

Profit/(loss) after tax	4,535	(1,088)	5,463	5,029	5,692

Profit/(loss) attributable to shareholders of the parent company	4,301	(1,325)	5,229	4,359	5,259
Profit attributable to non-controlling interests	234	237	234	670	433

	$		$	$	$

Basic earnings per ordinary share	0.20	(0.07)	0.25	0.22	0.26
Diluted earnings per ordinary share	0.20	(0.07)	0.25	0.22	0.26
Dividend per ordinary share (in respect of the period)	0.10	0.21	0.10	0.10	0.10

	%	%	%	%	%

Return on average ordinary shareholders' equity (annualised)	9.0	(4.0)	10.9	9.7	11.5
Pre-tax return on average risk-weighted assets (annualised)	2.2	(0.3)	2.1	2.2	2.4
Cost efficiency ratio	55.2	98.0	59.9	60.7	55.7

Summary consolidated balance sheet
	At
	31 Mar 2016	31 Dec 2015
	$m	$m
ASSETS
Cash and balances at central banks	126,265	98,934
Trading assets	268,941	224,837
Financial assets designated at fair value	23,957	23,852
Derivatives	342,681	288,476
Loans and advances to banks	97,991	90,401
Loans and advances to customers	920,139	924,454
Reverse repurchase agreements - non-trading	170,966	146,255
Financial investments	444,297	428,955
Assets held for sale	54,260	43,900
Other assets	146,169	139,592

Total assets	2,595,666	2,409,656

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	68,760	54,371
Customer accounts	1,315,058	1,289,586
Repurchase agreements - non-trading	93,934	80,400
Trading liabilities	184,865	141,614
Financial liabilities designated at fair value	73,433	66,408
Derivatives	338,433	281,071
Debt securities in issue	99,093	88,949
Liabilities under insurance contracts	72,694	69,938
Liabilities of disposal groups held for sale	40,179	36,840
Other liabilities	108,850	102,961

Total liabilities	2,395,299	2,212,138

Equity
Total shareholders' equity	191,568	188,460
Non-controlling interests	8,799	9,058

Total equity	200,367	197,518

Total equity and liabilities	2,595,666	2,409,656

Ratio of customer advances to customer accounts	70.0%	71.7%

Capital
Composition of regulatory capital
	At
	31 Mar	31 Dec
	2016	2015
	%	%
Capital ratios
Common equity tier 1 ratio1	11.9	11.9
Tier 1 transitional ratio	13.7	13.9
Total transitional capital ratio	16.8	17.2

At

	31 Mar	31 Dec
	2016	2015
	$m	$m
Common equity tier 1 capital1

Shareholders' equity per balance sheet2	191,568	188,460
Non-controlling interests	3,632	3,519
Regulatory adjustments to the accounting basis	(32,636)	(32,352)
Deductions	(29,694)	(28,764)

Common equity tier 1 capital1	132,870	130,863

Tier 1 and tier 2 capital on a transitional basis

Other tier 1 capital before deductions	20,543	22,621
Deductions	(144)	(181)

Tier 1 capital on a transitional basis	153,269	153,303

Total qualifying tier 2 capital before deductions	34,160	36,852
Total deductions other than from tier 1 capital	(376)	(322)

Total regulatory capital on a transitional basis	187,053	189,833

Total risk-weighted assets	1,115,172	1,102,995
1   From 1 January 2015 the transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities. Transitional provisions, however, continue to apply for additional tier 1 and tier 2 capital; comparatives are shown      accordingly for these.

2 Includes externally verified profits for the period ended 31 March 2016.

Our CET1 capital ratio remained strong at 11.9%.
Our CET1 capital increased by $2.0bn, mainly from favourable foreign currency translation differences of $1.0bn, and $0.8bn of capital generation through profits net of dividends and scrip.

RWAs

After foreign currency translation differences, RWAs increased in the quarter by $6.6bn. This was primarily driven by book size movements which increased RWAs by $11.8bn and deterioration of credit quality, increasing RWAs by $8.9bn, partly offset by RWA initiatives, mainly in GB&M and CMB, which reduced RWAs by $15.0bn.
The following comments describe RWA movements in the quarter, excluding foreign currency translation differences.

RWA initiatives

The main drivers of these reductions were:
• $6.6bn through the continued reduction in GB&M Legacy Credit and US run-off portfolios; and
• $8.4bn as a result of reduced exposures, refined calculations and process improvements.

Book size

Book size movements increased RWAs by $11.8bn, principally from:
• increased corporate lending in GB&M and CMB in Europe and North America, increasing RWAs by $5.8bn;
• a reduction in corporate and institution exposures in Asia across CMB and GB&M of $5.6bn, of which $3.9bn was accounted for by BoCom, our associate;
• financial market movements and client driven activity which increased market risk and counterparty credit risk by $8.3bn; and
• sovereign RWAs across Europe, North America and Asia which increased by $1.6bn.

Book quality
Deterioration of credit quality across regions increased credit risk RWAs by $8.9bn, mainly driven by:
• corporate downgrades in North America in the oil and gas sector, increasing RWAs by $2.9bn;
• corporate downgrades in Asia and Europe increasing RWAs by $3.8bn; and
• the downgrade of Brazil's internal credit rating, increasing RWAs by $1.3bn.

Risk-weighted assets
RWA movement by geographical region by key driver
	Credit risk and operational risk					Market risk	Total RWAs
	Europe	Asia	MENA	North America	Latin America
	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RW As at 1 January 2016	306.4	437.8	59.4	185.0	71.9	42.5	1,103.0
RWA movements
RWA initiatives	(8.9)	(1.4)	(0.6)	(4.7)	-	0.6	(15.0)
Foreign exchange movement	(2.0)	4.1	(1.0)	1.9	2.6	-	5.6
Acquisitions and disposals	-	-	-	-	-	-	-
Book size1	8.9	(5.5)	0.9	5.2	(0.3)	2.6	11.8
Book quality	1.2	2.9	0.2	3.1	1.5	-	8.9
Model updates	(0.1)	-	-	(1.2)	-	-	(1.3)
- portfolios moving onto IRB approach	(0.1)	-	-	-	-	-	(0.1)
- new/updated models	-	-	-	(1.2)	-	-	(1.2)

Methodology and policy	1.8	-	-	0.1	0.3	-	2.2
- internal updates	1.8	-	-	0.1	0.3	-	2.2
- external updates - regulatory	-	-	-	-	-	-	-

Total RWA movement	0.9	0.1	(0.5)	4.4	4.1	3.2	12.2

RWAs at 31 March 2016	307.3	437.9	58.9	189.4	76.0	45.7	1,115.2

1 Book size now includes market risk movements previously categorised as movements in risk levels.

RWA movement by global businesses by key driver
	Credit risk and operational risk							Market risk	Total RWAs
	Principal RBWM	(US run-off portfolio)	Total RBWM	CMB	GB&M	GPB	Other
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 January 2016	150.1	39.5	189.6	421.0	398.4	19.3	32.2	42.5	1,103.0
RWA movements
RWA initiatives	(0.1)	(1.6)	(1.7)	(2.4)	(11.5)	-	-	0.6	(15.0)
Foreign exchange movement	1.1	-	1.1	2.7	1.6	-	0.2	-	5.6
Acquisitions and disposals	-	-	-	-	-	-	-	-	-
Book size1	1.1	-	1.1	(1.6)	9.3	(0.3)	0.7	2.6	11.8
Book quality	-	-	-	2.5	6.2	0.3	(0.1)	-	8.9
Model updates	(1.2)	-	(1.2)	-	(0.1)	-	-	-	(1.3)
- portfolios moving onto IRB approach	-	-	-	-	(0.1)	-	-	-	(0.1)
- new/updated models	(1.2)	-	(1.2)	-	-	-	-	-	(1.2)

Methodology and policy	(0.8)	-	(0.8)	(0.3)	2.5	-	0.8	-	2.2
- internal updates	(0.8)	-	(0.8)	(0.3)	2.5	-	0.8	-	2.2
- external updates - regulatory	-	-	-	-	-	-	-	-	-

Total RWA movement	0.1	(1.6)	(1.5)	0.9	8.0	-	1.6	3.2	12.2

RWAs at 31 March 2016	150.2	37.9	188.1	421.9	406.4	19.3	33.8	45.7	1,115.2
1 Book size now includes market risk movements previously categorised as movements in risk levels.

Leverage
Leverage ratio
		EU delegated act basis at
		31 Mar 2016	31 Dec 2015
Ref1		$bn	$bn

	Total assets per regulatory balance sheet	2,710	2,528
	Adjustment to reverse netting of loans and deposits allowable under IFRSs	28	32
	Reversal of accounting values including assets classified as held for sale:	(542)	(456)
	- derivatives	(345)	(290)
	- repurchase agreement and securities finance	(197)	(166)

	Replaced with regulatory values:	355	322
	- derivatives	150	149
	- repurchase agreement and securities finance	205	173

	Addition of off-balance sheet commitments and guarantees	311	401

	Exclusion of items already deducted from the capital measure	(35)	(33)

21	Exposure measure after regulatory adjustments	2,827	2,794

20	Tier 1 capital under CRD IV end point	142	140

22	Leverage ratio	5.0%	5.0%

	Exposure measure after regulatory adjustments - quarterly average2	2,813
	Leverage ratio - quarterly average2	5.0%
1 The references identify the lines prescribed in the EBA template.
2 Quarterly average is defined as the arithmetic mean of the values on the last day of each month in the quarter.

At 31 March 2016, our minimum leverage ratio requirement of 3% was supplemented with an additional leverage ratio buffer of 0.2% that translates to a value of $6.2bn, and a countercyclical leverage ratio buffer which results in no capital impact. We comfortably exceed these leverage requirements.

Profit/(loss) before tax by global business and geographical region
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
By global business
Retail Banking and Wealth Management	1,133	445	1,160	1,752	1,610
Commercial Banking	2,050	1,224	2,226	2,229	2,294
Global Banking and Markets	2,121	1,015	2,141	1,713	3,041
Global Private Banking	110	83	81	115	65
Other	692	(3,625)	489	760	49

	6,106	(858)	6,097	6,569	7,059

By geographical region
Europe	1,688	(3,130)	1,568	641	1,564
Asia	3,530	2,815	3,548	5,070	4,330
Middle East and North Africa	519	277	359	444	457
North America	364	(555)	479	213	477
Latin America	5	(265)	143	201	231

	6,106	(858)	6,097	6,569	7,059

Summary information - global businesses
Retail Banking and Wealth Management

	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,160	5,604	5,470	6,531	5,911
Loan impairment charges and other credit risk provisions	(581)	(543)	(462)	(474)	(460)

Net operating income	4,579	5,061	5,008	6,057	5,451
Total operating expenses	(3,532)	(4,712)	(3,954)	(4,426)	(3,928)

Operating profit	1,047	349	1,054	1,631	1,523
Share of profit in associates and joint ventures	86	96	106	121	87

Profit before tax	1,133	445	1,160	1,752	1,610

Profit before tax related to:
- Principal RBWM	1,250	889	1,181	1,937	1,580
- US run-off portfolio	(117)	(444)	(21)	(185)	30

	%	%	%	%	%

Cost efficiency ratio	68.4	84.1	72.3	67.8	66.5
Reported pre-tax RoRWA (annualised)	2.4	0.9	2.3	3.4	3.2

	$m	$m	$m	$m	$m

Adjusted profit before tax - Principal RBWM	1,335	1,408	1,305	1,812	1,718

Principal RBWM: management view of adjusted revenue
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Current accounts, savings and deposits	1,398	1,340	1,325	1,315	1,303
Wealth products	1,197	1,334	1,267	1,900	1,559
Investment distribution1	739	689	825	1,048	851
Life insurance manufacturing	215	388	188	578	449
Asset Management	243	257	254	274	258

Personal lending	2,325	2,323	2,340	2,338	2,312
Mortgages	682	702	690	681	684
Credit cards	895	888	913	924	912
Other personal lending2	748	733	737	733	716

Other3	151	328	174	127	167

Revenue	5,071	5,325	5,106	5,680	5,341
1   'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

2 'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.
3 'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.

Commercial Banking

	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	3,623	3,634	3,702	3,748	3,786
Loan impairment charges and other credit risk provisions	(390)	(1,013)	(246)	(295)	(216)

Net operating income	3,233	2,621	3,456	3,453	3,570
Total operating expenses	(1,524)	(1,747)	(1,676)	(1,682)	(1,639)

Operating profit	1,709	874	1,780	1,771	1,931
Share of profit in associates and joint ventures	341	350	446	458	363

Profit before tax	2,050	1,224	2,226	2,229	2,294

	%	%	%	%	%

Cost efficiency ratio	42.1	48.1	45.3	44.9	43.3
Reported pre-tax RoRWA (annualised)	2.0	1.1	2.0	2.1	2.2

Management view of adjusted revenue
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Global Trade and Receivables Finance	543	553	597	579	581
Credit and Lending	1,412	1,404	1,440	1,376	1,351
Payments and Cash Management, current accounts and savings deposits	1,159	1,155	1,134	1,110	1,092
Markets products, Insurance and Investments and Other	509	435	374	474	532

Revenue	3,623	3,547	3,545	3,539	3,556

The table above has been re-presented to reclassify certain cards revenue. In 1Q16, 'Payments and Cash Management' included cards revenue of $36m previously included within 'Credit and Lending' (4Q15: $42m, 3Q15: $40m, 2Q15: $39m, 1Q15: $41m).

Global Banking and Markets

	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	4,466	3,447	4,525	5,019	5,242
Loan impairment (charges)/recoveries and other credit risk provisions	(193)	(90)	79	(97)	108

Net operating income	4,273	3,357	4,604	4,922	5,350
Total operating expenses	(2,278)	(2,449)	(2,595)	(3,353)	(2,437)

Operating profit	1,995	908	2,009	1,569	2,913
Share of profit in associates and joint ventures	126	107	132	144	128

Profit before tax	2,121	1,015	2,141	1,713	3,041

	%	%	%	%	%

Cost efficiency ratio	51.0	71.0	57.3	66.8	46.5
Reported pre-tax RoRWA (annualised)	1.9	0.9	1.8	1.4	2.4

Management view of adjusted revenue
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Markets	1,726	1,005	1,432	2,042	2,122
Legacy Credit	(39)	(27)	(6)	26	70
Credit	159	90	74	223	252
Rates	546	255	356	503	452
Foreign Exchange	757	557	660	684	889
Equities	303	130	348	606	459

Capital Financing	875	893	962	927	873
Payments and Cash Management	465	452	425	418	433
Securities Services	383	402	413	416	414
Global Trade and Receivables Finance	176	163	177	175	171
Balance Sheet Management	703	620	695	624	875
Principal Investments	1	62	48	106	19
Other1	(13)	(38)	(50)	24	(24

Revenue	4,316	3,559	4,102	4,732	4,883
1   'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not       reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRSs basis, the offset to these tax credits are included within 'Other'.

Global Private Banking

	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	487	487	508	564	613
Loan impairment charges and other credit risk provisions	-	(3)	(4)	(3)	(2)

Net operating income	487	484	504	561	611
Total operating expenses	(379)	(405)	(426)	(450)	(551)

Operating profit	108	79	78	111	60
Share of profit in associates and joint ventures	2	4	3	4	5

Profit before tax	110	83	81	115	65

	%	%	%	%	%

Cost efficiency ratio	77.8	83.2	83.9	79.8	89.9
Reported pre-tax RoRWA (annualised)	2.3	1.7	1.5	2.2	1.3

Client assets1 by geography
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$bn	$bn	$bn	$bn	$bn

Europe	163	168	170	179	178
Asia	108	112	106	117	114
North America	62	61	62	64	65
Latin America	8	8	8	10	10

Total	341	349	346	370	366
1   'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet and customer deposits, which are reported on the Group's        balance sheet.

Client assets1
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$bn	$bn	$bn	$bn	$bn

Opening balance	349	346	370	366	365
Net new money	(5)	(1)	3	-	(1)
Of which: areas targeted for growth	4	2	6	3	3
Value change	(6)	6	(14)	1	8
Exchange and other	3	(2)	(12)	3	(7)

Closing balance	341	349	346	370	366
1   'Client assets' are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet and customer deposits, which are reported on the Group's       balance sheet.

Other1
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	2,658	377	2,540	2,856	1,831
- of which effect of changes in own credit spread on the fair value of long-term debt issued	1,151	(773)	1,125	352	298
Loan impairment recoveries/(charges) and other credit risk provisions	3	5	(5)	-	-

Net operating income	2,661	382	2,535	2,856	1,831
Total operating expenses	(1,969)	(4,006)	(2,048)	(2,098)	(1,781)

Operating profit/(loss)	692	(3,624)	487	758	50
Share of profit/(loss) in associates and joint ventures	-	(1)	2	2	(1)

Profit/(loss) before tax	692	(3,625)	489	760	49
1   The main items reported under 'Other' are the results of HSBC's holding company and financing operations, which include net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group       Service Centres and Shared Service Organisations and associated recoveries. The results also include unallocated investment activities, centrally held investment companies and certain property transactions. In addition, 'Other' also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of       the Group's movement on own debt is included in GB&M).

Summary information - geographical regions
Europe
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,765	3,586	6,003	5,850	5,619
Loan impairment charges and other credit risk provisions	(169)	(339)	(63)	(276)	(12)

Net operating income	5,596	3,247	5,940	5,574	5,607
Total operating expenses	(3,909)	(6,379)	(4,376)	(4,933)	(4,045)

Operating profit/(loss)	1,687	(3,132)	1,564	641	1,562
Share of profit in associates and joint ventures	1	2	4	-	2

Profit/(loss) before tax	1,688	(3,130)	1,568	641	1,564
	%	%	%	%	%
Cost efficiency ratio	67.8	177.9	72.9	84.3	72.0
Reported pre-tax RoRWA (annualised)	2.0	(3.6)	1.7	0.7	1.7

Profit/(loss) before tax by global business
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	222	5	326	602	261
Commercial Banking	566	374	658	634	653
Global Banking and Markets	350	(111)	254	(231)	1,136
Global Private Banking	20	28	9	20	(43)
Other	530	(3,426)	321	(384)	(443)

Profit/(loss) before tax	1,688	(3,130)	1,568	641	1,564

Reported and adjusted UK profit/(loss) before tax
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Reported profit/(loss) before tax	1,587	(3,081)	1,356	(40)	1,465

Adjusted profit/(loss) before tax	844	(1,382)	692	361	1,386

Asia
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	5,833	5,460	5,778	7,493	6,572
Loan impairment charges and other credit risk provisions	(190)	(328)	(119)	(151)	(95)

Net operating income	5,643	5,132	5,659	7,342	6,477
Total operating expenses	(2,543)	(2,763)	(2,669)	(2,862)	(2,595)

Operating profit	3,100	2,369	2,990	4,480	3,882
Share of profit in associates and joint ventures	430	446	558	590	448

Profit before tax	3,530	2,815	3,548	5,070	4,330
	%	%	%	%	%
Cost efficiency ratio	43.6	50.6	46.2	38.2	39.5
Reported pre-tax RoRWA (annualised)	3.1	2.4	2.9	4.2	3.5

Profit/(loss) before tax by global business
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	1,021	954	901	1,292	1,239
Commercial Banking	1,143	885	1,219	1,224	1,180
Global Banking and Markets	1,241	972	1,279	1,363	1,320
Global Private Banking	66	43	53	71	85
Other	59	(39)	96	1,120	506

Profit before tax	3,530	2,815	3,548	5,070	4,330

Reported and adjusted Hong Kong profit before tax
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Reported profit before tax	2,089	1,756	1,817	3,462	2,771

Adjusted profit before tax	2,086	1,804	1,798	2,441	2,401

Middle East and North Africa
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	702	636	640	650	639
Loan impairment charges and other credit risk provisions	(28)	(165)	(103)	(22)	(9)

Net operating income	674	471	537	628	630
Total operating expenses	(280)	(303)	(307)	(321)	(303)

Operating profit	394	168	230	307	327
Share of profit in associates and joint ventures	125	109	129	137	130

Profit before tax	519	277	359	444	457

	%	%	%	%	%
Cost efficiency ratio	39.9	47.6	48.0	49.4	47.4
Reported pre-tax RoRWA (annualised)	3.5	1.8	2.3	2.8	2.9

Profit/(loss) before tax by global business
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	86	71	29	81	91
Commercial Banking	160	20	115	126	147
Global Banking and Markets	275	191	212	243	227
Global Private Banking	2	3	5	3	5
Other	(4)	(8)	(2)	(9)	(13)

Profit before tax	519	277	359	444	457

North America
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,994	1,592	1,939	2,138	1,988
Loan impairment charges and other credit risk provisions	(328)	(327)	(64)	(74)	(79)

Net operating income	1,666	1,265	1,875	2,064	1,909
Total operating expenses	(1,302)	(1,819)	(1,395)	(1,852)	(1,435)

Operating profit/(loss)	364	(554)	480	212	474
Share of profit/(loss) in associates and joint ventures	-	(1)	(1)	1	3

Profit/(loss) before tax	364	(555)	479	213	477
	%	%	%	%	%
Cost efficiency ratio	65.3	114.3	71.9	86.6	72.2
Reported pre-tax RoRWA (annualised)	0.8	(1.1)	0.9	0.4	0.9

Profit/(loss) before tax by global business
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(87)	(477)	4	(205)	33
Principal RBWM	30	(33)	25	(20)	3
Run-off portfolio	(117)	(444)	(21)	(185)	30
Commercial Banking	159	(22)	172	197	226
Global Banking and Markets	125	29	208	164	192
Global Private Banking	19	9	13	19	18
Other	148	(94)	82	38	8

Profit/(loss) before tax	364	(555)	479	213	477

Latin America
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m
Net operating income before loan impairment charges and other credit risk provisions	1,419	1,425	1,609	1,731	1,827
Loan impairment charges and other credit risk provisions	(446)	(485)	(289)	(346)	(375)

Net operating income	973	940	1,320	1,385	1,452
Total operating expenses	(967)	(1,205)	(1,176)	(1,185)	(1,220)

Operating profit/(loss)	6	(265)	144	200	232
Share of (loss)/profit in associates and joint ventures	(1)	-	(1)	1	(1)

Profit/(loss) before tax	5	(265)	143	201	231
	%	%	%	%	%
Cost efficiency ratio	68.1	84.6	73.1	68.5	66.8
Reported pre-tax RoRWA (annualised)	0.0	(1.4)	0.7	1.0	1.1

Profit/(loss) before tax by global business
	Quarter ended
	31 Mar 2016	31 Dec 2015	30 Sep 2015	30 Jun 2015	31 Mar 2015
	$m	$m	$m	$m	$m

Retail Banking and Wealth Management	(109)	(108)	(100)	(18)	(14)
Commercial Banking	22	(33)	62	48	88
Global Banking and Markets	130	(66)	188	174	166
Global Private Banking	3	-	1	2	-
Other	(41)	(58)	(8)	(5)	(9)

Profit/(loss) before tax	5	(265)	143	201	231

Appendix - selected information

Reconciliation of reported results to adjusted performance -

geographical regions

	Quarter ended 31 March 2016
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,765	5,833	702	1,994	1,419	14,976	4,524	3,498
Significant items	(973)	(69)	(8)	(52)	40	(1,062)	(986)	(22)
- disposal costs of Brazilian operations	-	-	-	-	14	14	-	-
- DVA on derivative contracts	(99)	(64)	-	(22)	27	(158)	(86)	(24)
- fair value movements on non - qualifying hedges	111	4	-	119	(1)	233	73	8
- own credit spread	(985)	(9)	(8)	(149)	-	(1,151)	(973)	(6)

Adjusted1	4,792	5,764	694	1,942	1,459	13,914	3,538	3,476

LICs
Reported	(169)	(190)	(28)	(328)	(446)	(1,161)	(89)	(44)

Adjusted	(169)	(190)	(28)	(328)	(446)	(1,161)	(89)	(44)

Operating expenses
Reported1	(3,909)	(2,543)	(280)	(1,302)	(967)	(8,264)	(2,847)	(1,372)
Significant items	318	3	2	49	18	390	243	19
- costs-to-achieve	286	3	2	49	1	341	212	19
- costs to establish UK ring-fenced bank	31	-	-	-	-	31	31	-
- disposal costs of Brazilian operations	-	-	-	-	17	17	-	-
- regulatory provisions in GPB	1	-	-	-	-	1	-	-

Adjusted1	(3,591)	(2,540)	(278)	(1,253)	(949)	(7,874)	(2,604)	(1,353)

Share of profit/(loss) in associates and joint ventures
Reported	1	430	125	-	(1)	555	(1)	7

Adjusted	1	430	125	-	(1)	555	(1)	7

Profit before tax
Reported	1,688	3,530	519	364	5	6,106	1,587	2,089
Significant items	(655)	(66)	(6)	(3)	58	(672)	(743)	(3)
- revenue	(973)	(69)	(8)	(52)	40	(1,062)	(986)	(22)
- operating expenses	318	3	2	49	18	390	243	19

Adjusted	1,033	3,464	513	361	63	5,434	844	2,086
1 Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance - geographical regions (continued)
	Quarter ended 31 December 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	3,586	5,460	636	1,592	1,425	11,772	2,531	3,208
Currency translation1	(188)	(30)	(3)	(9)	(125)	(346)	(189)	(9)
Significant items	847	56	2	217	55	1,177	834	14
- disposal costs of Brazilian operations	-	-	-	-	18	18	-	-
- DVA on derivative contracts	70	61	1	17	37	186	57	14
- fair value movements on non - qualifying hedges	3	1	-	(30)	-	(26)	8	3
- loss on sale of several tranches of real estate secured accounts in the US	-	-	-	214	-	214	-	-
- own credit spread	762	(6)	1	16	-	773	757	(3)
- provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	-	-	-	-	12	12	-

Adjusted1	4,245	5,486	635	1,800	1,355	12,603	3,176	3,213

LICs
Reported	(339)	(328)	(165)	(327)	(485)	(1,644)	(196)	(36)
Currency translation	10	(1)	-	3	21	33	11	-

Adjusted	(329)	(329)	(165)	(324)	(464)	(1,611)	(185)	(36)

Operating expenses
Reported1	(6,379)	(2,763)	(303)	(1,819)	(1,205)	(11,542)	(5,420)	(1,425)
Currency translation1	167	18	2	7	91	276	172	4
Significant items	947	115	13	415	95	1,585	872	39
- costs-to-achieve	511	115	13	65	39	743	454	39
- costs to establish UK ring-fenced bank	61	-	-	-	-	61	61	-
- disposal costs of Brazilian operations	-	-	-	-	56	56	-	-
- regulatory provisions in GPB	18	-	-	-	-	18	-	-
- settlements and provisions in connection with legal matters	20	-	-	350	-	370	20	-
- UK customer redress programmes	337	-	-	-	-	337	337	-

Adjusted1	(5,265)	(2,630)	(288)	(1,397)	(1,019)	(9,681)	(4,376)	(1,382)

Share of profit/(loss) in associates and joint ventures
Reported	2	446	109	(1)	-	556	4	9
Currency translation	1	(10)	(1)	-	-	(10)	(1)	-

Adjusted	3	436	108	(1)	-	546	3	9

Profit/(loss) before tax
Reported	(3,130)	2,815	277	(555)	(265)	(858)	(3,081)	1,756
Currency translation	(10)	(23)	(2)	1	(13)	(47)	(7)	(5)
Significant items	1,794	171	15	632	150	2,762	1,706	53
- revenue	847	56	2	217	55	1,177	834	14
- operating expenses	947	115	13	415	95	1,585	872	39

Adjusted	(1,346)	2,963	290	78	(128)	1,857	(1,382)	1,804
1 Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance - geographical regions (continued)
	Quarter ended 31 March 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,619	6,572	639	1,988	1,827	15,892	4,225	4,083
Currency translation1	(286)	(172)	(11)	(41)	(464)	(949)	(214)	(9)
Significant items	(84)	(391)	1	(7)	(5)	(486)	(159)	(366)
- DVA on derivative contracts	(54)	(27)	-	(12)	(5)	(98)	(46)	(7)
- fair value movements on non-qualifying hedges	190	(1)	-	96	-	285	120	3
- gain on the partial sale of shareholding in Industrial Bank	-	(363)	-	-	-	(363)	-	(363)
- own credit spread	(208)	-	1	(91)	-	(298)	(221)	1
- releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(12)	-	-	-	-	(12)	(12)	-

Adjusted1	5,249	6,009	629	1,940	1,358	14,457	3,852	3,708

LICs
Reported	(12)	(95)	(9)	(79)	(375)	(570)	78	(2)
Currency translation	4	6	1	1	89	101	(3)	-

Adjusted	(8)	(89)	(8)	(78)	(286)	(469)	75	(2)

Operating expenses
Reported1	(4,045)	(2,595)	(303)	(1,435)	(1,220)	(8,845)	(2,840)	(1,316)
Currency translation1	182	87	2	22	308	576	126	3
Significant items	309	3	-	2	5	319	170	2
- regulatory provisions in GPB	139	-	-	-	-	139	-	-
- restructuring and other related costs	33	3	-	2	5	43	33	2
- UK customer redress programmes	137	-	-	-	-	137	137	-

Adjusted1	(3,554)	(2,505)	(301)	(1,411)	(907)	(7,950)	(2,544)	(1,311)

Share of profit/(loss) in associates and joint ventures
Reported	2	448	130	3	(1)	582	2	6
Currency translation	1	(25)	-	-	-	(24)	1	-

Adjusted	3	423	130	3	(1)	558	3	6

Profit/(loss) before tax
Reported	1,564	4,330	457	477	231	7,059	1,465	2,771
Currency translation	(99)	(104)	(8)	(18)	(67)	(296)	(90)	(6)
Significant items	225	(388)	1	(5)	-	(167)	11	(364)
- revenue	(84)	(391)	1	(7)	(5)	(486)	(159)	(366)
- operating expenses	309	3	-	2	5	319	170	2

Adjusted	1,690	3,838	450	454	164	6,596	1,386	2,401
1 Amounts are non-additive across geographical regions due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance - global businesses
	Quarter ended 31 March 2016
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,160	3,623	4,466	487	2,658	14,976
Significant items	148	-	(150)	-	(1,060)	(1,062)
- disposal costs of Brazilian operations	-	-	-	-	14	14
- DVA on derivative contracts	-	-	(158)	-	-	(158)
- fair value movements on non-qualifying hedges	148	-	8	-	77	233
- own credit spread	-	-	-	-	(1,151)	(1,151)

Adjusted1	5,308	3,623	4,316	487	1,598	13,914

LICs
Reported	(581)	(390)	(193)	-	3	(1,161)

Adjusted	(581)	(390)	(193)	-	3	(1,161)

Operating expenses
Reported1	(3,532)	(1,524)	(2,278)	(379)	(1,969)	(8,264)
Significant items	78	26	29	2	255	390
- costs-to-achieve	66	23	30	2	220	341
- costs to establish UK ring-fenced bank	-	-	-	-	31	31
- disposal costs of Brazilian operations	12	3	(1)	-	3	17
- regulatory provisions in GPB	-	-	-	-	1	1

Adjusted1	(3,454)	(1,498)	(2,249)	(377)	(1,714)	(7,874)

Share of profit in associates and joint ventures
Reported	86	341	126	2	-	555

Adjusted	86	341	126	2	-	555

Profit before tax
Reported	1,133	2,050	2,121	110	692	6,106
Significant items	226	26	(121)	2	(805)	(672)
- revenue	148	-	(150)	-	(1,060)	(1,062)
- operating expenses	78	26	29	2	255	390

Adjusted	1,359	2,076	2,000	112	(113)	5,434
1 Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance - global businesses (continued)
	Quarter ended 31 December 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,604	3,634	3,447	487	377	11,772
Currency translation1	(156)	(104)	(87)	(4)	(14)	(346)
Significant items	174	17	199	(6)	793	1,177
- disposal costs of Brazilian operations	-	-	-	-	18	18
- DVA on derivative contracts	-	-	186	-	-	186
- fair value movements on non-qualifying hedges	(40)	(1)	13	-	2	(26)
- loss on sale of several tranches of real estate secured accounts in the US	214	-	-	-	-	214
- own credit spread	-	-	-	-	773	773
- provisions/(releases) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	-	18	-	(6)	-	12

Adjusted1	5,622	3,547	3,559	477	1,156	12,603

LICs
Reported	(543)	(1,013)	(90)	(3)	5	(1,644)
Currency translation	13	20	2	(1)	(1)	33

Adjusted	(530)	(993)	(88)	(4)	4	(1,611)

Operating expenses
Reported1	(4,712)	(1,747)	(2,449)	(405)	(4,006)	(11,542)
Currency translation1	139	49	70	4	33	276
Significant items	902	137	58	33	455	1,585
- costs-to-achieve	142	150	49	15	387	743
- costs to establish UK ring-fenced bank	-	-	-	-	61	61
- disposal costs of Brazilian operations	32	10	8	1	5	56
- regulatory provisions in GPB	-	-	-	17	1	18
- settlements and provisions in connection with legal matters	350	-	20	-	-	370
- UK customer redress programmes	378	(23)	(19)	-	1	337

Adjusted1	(3,671)	(1,561)	(2,321)	(368)	(3,518)	(9,681)

Share of profit/(loss) in associates and joint ventures
Reported	96	350	107	4	(1)	556
Currency translation	(1)	(6)	(2)	(1)	-	(10)

Adjusted	95	344	105	3	(1)	546

Profit/(loss) before tax
Reported	445	1,224	1,015	83	(3,625)	(858)
Currency translation	(5)	(41)	(17)	(2)	18	(47)
Significant items	1,076	154	257	27	1,248	2,762
- revenue	174	17	199	(6)	793	1,177
- operating expenses	902	137	58	33	455	1,585

Adjusted	1,516	1,337	1,255	108	(2,359)	1,857
1 Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Reconciliation of reported results to adjusted performance - global businesses (continued)
	Quarter ended 31 March 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,911	3,786	5,242	613	1,831	15,892
Currency translation1	(438)	(230)	(269)	(15)	(49)	(949)
Significant items	170	-	(90)	(24)	(542)	(486)
- DVA on derivative contracts	-	-	(98)	-	-	(98)
- fair value movements on non-qualifying hedges	158	-	8	-	119	285
- gain on the partial sale of shareholding in Industrial Bank	-	-	-	-	(363)	(363)
- own credit spread	-	-	-	-	(298)	(298)
- provisions/(releases) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	-	-	(24)	-	(12)

Adjusted1	5,643	3,556	4,883	574	1,240	14,457

LICs
Reported	(460)	(216)	108	(2)	-	(570)
Currency translation	78	25	(2)	-	-	101

Adjusted	(382)	(191)	106	(2)	-	(469)

Operating expenses
Reported1	(3,928)	(1,639)	(2,437)	(551)	(1,781)	(8,845)
Currency translation1	332	112	107	18	59	576
Significant items	95	49	4	139	32	319
- regulatory provisions in GPB	-	-	-	139	-	139
- restructuring and other related costs	5	2	4	-	32	43
- UK customer redress programmes	90	47	-	-	-	137

Adjusted1	(3,501)	(1,478)	(2,326)	(394)	(1,690)	(7,950)

Share of profit/(loss) in associates and joint ventures
Reported	87	363	128	5	(1)	582
Currency translation	(3)	(18)	(4)	(2)	3	(24)

Adjusted	84	345	124	3	2	558

Profit/(loss) before tax
Reported	1,610	2,294	3,041	65	49	7,059
Currency translation	(31)	(111)	(168)	1	13	(296)
Significant items	265	49	(86)	115	(510)	(167)
- revenue	170	-	(90)	(24)	(542)	(486)
- operating expenses	95	49	4	139	32	319

Adjusted	1,844	2,232	2,787	181	(448)	6,596
1 Amounts are non-additive across global businesses due to inter-company transactions within the Group.

Gross loans and advances by industry sector and by geographical region

	Europe	Asia	MENA	North America	Latin America	Total	As a % of total gross loans
	$m	$m	$m	$m	$m	$m
At 31 March 2016
Personal	168,429	134,105	6,635	54,199	6,122	369,490	36.0
First lien residential mortgages	122,228	96,413	2,354	46,244	2,052	269,291	26.2
Other personal	46,201	37,692	4,281	7,955	4,070	100,199	9.8

Wholesale
Corporate and commercial	198,326	204,101	22,500	64,547	11,728	501,202	48.8
- manufacturing	39,032	32,495	2,304	18,357	2,528	94,716	9.2
- international trade and services	67,791	68,811	9,617	11,769	2,686	160,674	15.7
- commercial real estate	24,286	32,282	610	7,324	1,446	65,948	6.4
- other property-related	8,130	34,926	1,816	9,222	461	54,555	5.3
- government	2,811	940	1,697	356	722	6,526	0.6
- other commercial	56,276	34,647	6,456	17,519	3,885	118,783	11.6
Financial	51,642	76,195	10,967	14,086	3,834	156,724	15.2
- non-bank financial institutions	33,157	14,213	2,446	8,145	754	58,715	5.7
- banks	18,485	61,982	8,521	5,941	3,080	98,009	9.5
Total wholesale	249,968	280,296	33,467	78,633	15,562	657,926	64.0

Total gross loans and advances at 31 March 2016	418,397	414,401	40,102	132,832	21,684	1,027,416	100.0
Percentage of total gross loans and advances	40.7%	40.3%	3.9%	13.0%	2.1%	100.0%

At 31 December 2015
Personal	170,526	132,707	6,705	58,186	5,958	374,082	36.5
First lien residential mortgages	125,544	94,606	2,258	50,117	1,986	274,511	26.8
Other personal	44,982	38,101	4,447	8,069	3,972	99,571	9.7

Wholesale
Corporate and commercial	191,765	211,224	22,268	62,882	11,374	499,513	48.8
- manufacturing	39,003	34,272	2,504	17,507	2,572	95,858	9.4
- international trade and services	62,667	72,199	9,552	11,505	3,096	159,019	15.5
- commercial real estate	26,256	32,371	690	7,032	1,577	67,926	6.7
- other property-related	7,323	35,206	1,908	8,982	45	53,464	5.2
- government	3,653	1,132	1,695	203	772	7,455	0.7
- other commercial	52,863	36,044	5,919	17,653	3,312	115,791	11.3
Financial	51,969	68,321	10,239	16,308	3,996	150,833	14.7
- non-bank financial institutions	33,621	13,969	2,321	9,822	681	60,414	5.9
- banks	18,348	54,352	7,918	6,486	3,315	90,419	8.8
Total wholesale	243,734	279,545	32,507	79,190	15,370	650,346	63.5

Total gross loans and advances at 31 December 2015	414,260	412,252	39,212	137,376	21,328	1,024,428	100.0
Percentage of total gross loans and advances	40.4%	40.3%	3.8%	13.4%	2.1%	100.0%

Capital
Reconciliation of regulatory capital from transitional to end point basis
	At
	31 Mar	31 Dec
	2016	2015
	$m	$m

Common equity tier 1 capital	132,870	130,863

Additional tier 1 capital on a transitional basis	20,399	22,440
Grandfathered instruments:
Preference share premium	(870)	(1,015)
Preference share non-controlling interests	(1,466)	(1,711)
Hybrid capital securities	(8,046)	(9,088)
Transitional provisions:
Allowable non-controlling interest in additional tier 1	(726)	(1,377)
Unconsolidated investments	84	121

Additional tier 1 capital end point basis	9,375	9,370

Tier 1 capital on an end point basis	142,245	140,233

Tier 2 capital on a transitional basis	33,784	36,530
Grandfathered instruments:
Perpetual subordinated debt	(1,664)	(1,941)
Term subordinated debt	(16,314)	(19,034)
Transitional provisions:
Allowable non-controlling interest in tier 2	17	21
Unconsolidated investments	(84)	(121)

Tier 2 capital on an end point basis	15,739	15,455

Total regulatory capital on an end point basis	157,984	155,688

Transitional own funds disclosure
			CRD IV	Final
		31 Mar	prescribed	CRD IV
		2016	residual amount	text
Ref1		$m	$m	$m

6	Common equity tier 1 capital: before regulatory adjustments	169,449	-	169,449
28	Total regulatory adjustments to common equity tier 1 (CET1)	(36,579)	-	(36,579)
29	Common equity tier 1 (CET1) capital	132,870	-	132,870
36	Additional tier 1 capital: before regulatory adjustments	20,543	(11,108)	9,435
43	Total regulatory adjustments to Additional tier 1 (AT1) capital	(144)	84	(60)
44	Additional tier 1 (AT1) capital	20,399	(11,024)	9,375
45	Tier 1 capital (T1 = CET1 + AT1)	153,269	(11,024)	142,245
51	Tier 2 (T2) capital before regulatory adjustments	34,160	(17,961)	16,199
57	Total regulatory adjustments to T2 capital	(376)	(84)	(460)

58	Tier 2 (T2) capital	33,784	(18,045)	15,739

59	Total capital (TC = T1 + T2)	187,053	(29,069)	157,984
60	Total risk-weighted assets	1,115,172	-	1,115,172
	Capital ratios
61	Common equity tier 1	11.9%		11.9%
62	Tier 1	13.7%		12.8%
63	Total capital	16.8%		14.2%
1 The references identify the lines prescribed in the EBA template.

Risk-weighted assets
RWAs by risk type
	RWAs at		Capital required1 at
	31 Mar 2016	31 Dec 2015	31 Mar 2016	31 Dec 2015
	$bn	$bn	$bn	$bn

Credit risk	880.1	875.9	70.4	70.1
Standardised approach	330.4	332.7	26.4	26.6
IRB foundation approach	29.0	27.4	2.3	2.2
IRB advanced approach	520.7	515.8	41.7	41.3
Counterparty credit risk	74.0	69.2	5.9	5.5
Standardised approach	20.6	19.1	1.6	1.5
- CCR standardised approach	4.7	4.7	0.4	0.4
- Credit valuation adjustment	13.7	12.2	1.0	0.9
- Central counterparty	2.2	2.2	0.2	0.2
Advanced approach	53.4	50.1	4.3	4.0
- CCR IRB approach	49.9	46.8	4.0	3.7
- Credit valuation adjustment	3.5	3.3	0.3	0.3
Market risk	45.7	42.5	3.7	3.4
Internal model based	38.3	34.9	3.1	2.8
- VaR	7.1	7.7	0.6	0.6
- Stressed VaR	10.3	9.8	0.8	0.8
- Incremental risk charge	12.3	11.4	1.0	0.9
- Other VaR and stressed VaR	8.6	6.0	0.7	0.5
Standardised approach	7.4	7.6	0.6	0.6
- Interest rate positions risk	3.2	3.0	0.3	0.3
- Foreign exchange position risk	0.4	0.6	-	-
- Equity position risk	1.2	1.3	0.1	0.1
- Commodity position risk	-	-	-	-
- Securitisation	2.6	2.6	0.2	0.2
- Options	-	0.1	-	-
Operational risk	115.4	115.4	9.2	9.2
	1,115.2	1,103.0	89.2	88.2
Of which:
Run-off portfolios	62.7	69.3	5.0	5.6
- legacy credit in GB&M	24.8	29.8	2.0	2.4
- US CML and Other	37.9	39.5	3.0	3.2
1 'Capital required' represents the Pillar 1 capital charge at 8% of RWAs.

RWAs by geographical region
	Europe	Asia	MENA	North America	Latin America	Total
	$bn	$bn	$bn	$bn	$bn	$bn
IRB approach	189.5	200.3	19.4	125.5	15.0	549.7
- IRB advanced approach	170.4	200.3	9.5	125.5	15.0	520.7
- IRB foundation approach	19.1	-	9.9	-	-	29.0
Standardised approach	47.5	174.4	31.7	32.7	44.1	330.4
NCCR	237.0	374.7	51.1	158.2	59.1	880.1
CCR	35.4	16.1	1.6	17.1	3.8	74.0
Market risk1	34.7	23.7	0.6	8.8	1.8	45.7
Operational risk	34.9	47.1	6.2	14.1	13.1	115.4

At 31 March 2016	342.0	461.6	59.5	198.2	77.8	1,115.2

IRB approach	192.6	195.9	19.4	122.5	12.8	543.2
- IRB advanced approach	175.1	195.9	9.5	122.5	12.8	515.8
- IRB foundation approach	17.5	-	9.9	-	-	27.4
Standardised approach	46.8	177.7	32.0	33.9	42.3	332.7
NCCR	239.4	373.6	51.4	156.4	55.1	875.9
CCR	32.1	17.1	1.8	14.6	3.6	69.2
Market risk1	31.0	21.9	1.0	6.5	1.6	42.5
Operational risk	34.9	47.1	6.2	14.1	13.1	115.4

At 31 December 2015	337.4	459.7	60.4	191.6	73.4	1,103.0
1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
RWAs by global business
	Principal RBWM	US run-off portfolio	Total RBWM	CMB	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
IRB approach	58.5	31.6	90.1	221.0	218.9	8.3	11.4	549.7
- IRB advanced approach	58.5	31.6	90.1	201.3	210.8	8.2	10.3	520.7
- IRB foundation approach	-	-	-	19.7	8.1	0.1	1.1	29.0
Standardised approach	58.2	3.9	62.1	169.9	68.9	7.4	22.1	330.4
NCCR	116.7	35.5	152.2	390.9	287.8	15.7	33.5	880.1
CCR	-	-	-	-	73.5	0.3	0.2	74.0
Market risk1	-	-	-	-	45.4	-	0.3	45.7
Operational risk	33.5	2.4	35.9	31.0	45.1	3.3	0.1	115.4

At 31 March 2016	150.2	37.9	188.1	421.9	451.8	19.3	34.1	1,115.2

IRB advanced approach	59.0	33.2	92.2	199.0	207.5	8.4	8.7	515.8
IRB foundation approach	-	-	-	19.0	7.3	0.1	1.0	27.4
Standardised approach	57.6	3.8	61.4	172.0	69.7	7.2	22.4	332.7
NCCR	116.6	37.0	153.6	390.0	284.5	15.7	32.1	875.9
CCR	-	-	-	-	68.7	0.3	0.2	69.2
Market risk1	-	-	-	-	42.2	-	0.3	42.5
Operational risk	33.5	2.4	35.9	31.0	45.2	3.3	-	115.4

At 31 December 2015	150.1	39.4	189.5	421.0	440.6	19.3	32.6	1,103.0
1 RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

First interim dividend for 2016

The Directors of HSBC Holdings plc have declared a first interim dividend of $0.10 per ordinary share in respect of the year ending 31 December 2016 in accordance with their intention, as set out in the
Annual Report and Accounts 2015
, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 19 May 2016. The American Depositary Shares will be quoted ex-dividend in New York on 18 May 2016. The dividend will be payable on 6 July 2016 to holders of record on 20 May 2016.

The first interim dividend will be payable on 6 July 2016 in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 27 June 2016, or as a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 3 June 2016 and elections will be required to be made by 23 June 2016.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 20 May 2016 in order to receive the dividend.

Ordinary shares may not be removed to or from the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 20 May 2016. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 19 May 2016.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 July 2016 to the holders of record on 20 May 2016. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France at or about 12.00pm on 27 June 2016, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 6 May, 27 May and 27 June 2016.

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 6 July 2016 to holders of record on 20 May 2016. The dividend of $0.50 per American Depositary Share will be payable by the depositary in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 3 June 2016 and elections will be required to be made by 17 June 2016. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

In order to be eligible to receive the dividend, American Depositary Shares must be registered on the books of the depositary by close of business on 20 May 2016.

Dividend on 6.20% non-cumulative US dollar preference shares, series A ('Series A Dollar Preference Shares')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2016 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 June 2016.

The dividend will be payable on 15 June 2016 to holders of record on 31 May 2016.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12.00pm on 31 May 2016 in order to receive the dividend.

For and on behalf of

HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

Please click on the following link to view the HSBC Holdings plc Data Pack for Q1 2016:

http://www.rns-pdf.londonstockexchange.com/rns/9446W_1-2016-5-2.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 03 May 2016